UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-SB/A

POST-EFFECTIVE AMENDMENT NO. 2 TO
GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS
Under Section 12(b) or (g) of The Securities Exchange Act of 1934

IQ MICRO INC.
(Name of Small Business Issuer in its charter)

Colorado	20-3353942
(State of other jurisdiction of incorporation	(I.R.S. Employer Identification No.)
or organization)

500 Australian Avenue, Suite 700
West Palm Beach, Florida	33401
(Address of principal executive offices)	(Zip Code)

Issuer’s telephone number (561) 514-0118

Securities to be registered under Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered

None	N/A
_________________________	_________________________

Securities to be registered under Section 12(g) of the Act:

Common Stock
(Title of class)

_____________________
(Title of class)

TABLE OF CONTENTS

Page
PART I	1
Explanatory Note	1
Introductory Note	1

PART I

Explanatory Note

We are filing this Post-Effective Amendment No. 2 to Form 10-SB/A to revise the Introductory Note.

This Post-Effective Amendment No. 2 to Form 10-SB/A provides the complete text of the Introductory Note. Except as described above, no other changes have been made to the Amendment No. 1 to Form 10-SB/A or the Post-Effective Amendment No. 1 to Form 10-SB/A and this Post-Effective Amendment No. 2 to Form 10-SB/A does not amend, update or change:our consolidated balance sheets, our consolidated statements of operations, changes in stockholders' deficit, and cash flows, or any other items or disclosures in the Amendment No. 1 to Form 10-SB/A.

Introductory Note

This Registration Statement on Form 10-SB contains “forward-looking statements” including, among others, statements about our beliefs, plans, objectives, goals, expectations, estimates and intentions that are subject to significant risks and uncertainties and are subject to change based on various factors, many of which are beyond our control. The words “may,” “could,” “should,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” “target,” “goal” and similar expressions are intended to identify forward-looking statements.

All forward-looking statements, by their nature, are subject to risks and uncertainties. Our actual future results may differ materially from those set forth in our forward-looking statements.

In addition to those risks discussed in this Registration Statement under the heading “Risk Factors,” factors that could cause our actual results to differ materially from those in the forward-looking statements include, without limitation:

•	our status as a development stage company;

•	our ability to operate as a “going concern;”

•	our need for additional capital;

•	our substantial leverage and indebtedness;

•	that our assets secure our indebtedness;

•	restrictive covenants in our Securities Purchase Agreement and Secured Convertible Debentures;

•	dilution to existing shareholders upon conversion of our Secured Convertible Debentures;

•	our cash requirements;

•	our ability to incur more debt;

•	our lack of independent directors;

•	our dependence on key personnel;

•	that our executives are not our employees;

•	immigration restrictions related to our senior officers;

•	logistics related to our Chief Executive Officer and Chief Operations Officer residing in Norway;

•	difficulties in making service of process or enforcing judgments;

•	our lack of certain types of insurance coverage;

•	our limited use of confidentiality agreements;

•	limitations on patent protection and protection of other intellectual property;

•	the outcome of possible intellectual property infringement claims;

•	the success of our marketing and licensing operations;

•	the reception in the industry of the technology we sub-license;

•	possible defects in the technology we sub-license;

•	the performance of sub-sub-licensees;

•	our management of our growth;

•	the effects of competition in our industry;

•	currency exchange and tariff regulations;

•	Food and Drug Administration (“FDA”) regulation of products or processes developed by sub-sub-licensees;

•	the extent to which our controlling shareholder exerts its influence;

•	the development of a trading market for our common stock;

•	that we have not paid dividends on our common stock and do not intend to do so in the future;

•	the effects of changing laws and regulations;

•	the costs associated with being a reporting company with the Securities and Exchange Commission (the “SEC”);

•	the trading price of our common stock;

•	dilution of our common stock upon conversion of warrants and debentures; and

•	other risks described from time to time in our filings with the SEC.

However, other factors besides those listed in the Risk Factors section or discussed in this Registration Statement could also adversely affect our results and you should not consider any such list of factors to be a complete set of all potential risks or uncertainties. Any forward-looking statements made by us or on our behalf speak only as of the date they are made. We do not undertake to update any forward-looking statement, except as required by applicable law.

Unless otherwise noted, the terms “IQMC,” the “Company,” “we,” “us,” and “our,” as used in this Registration Statement, refer to the past and ongoing business operations of IQ Micro Inc.

Certain industry data disclosed in this report have been obtained from industry and government publications, as indicated. Our management believes such data to be reasonably accurate. All references in this Registration Statement to “Fiscal 2006,” “Fiscal 2005,” and “Fiscal 2004” refer to our fiscal years ending on September 30 of such years.

All common stock share amounts have been restated to reflect our 1-for-200 reverse stock split effected on November 5, 2004.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Post-Effective Amendment No. 2 to Registration Statement on Form 10-SB/A to be signed on its behalf by the undersigned, thereunto duly authorized.

IQ MICRO INC.
(Registrant)

Date: October 16, 2006	By:	/s/ Robert V. Rudman
Robert V. Rudman,
Chief Financial Officer, Secretary and Treasurer